FPA PERENIAL FUND, INC.

RESULTS OF SPECIAL MEETING

Following is a list of matters voted upon and the results of those votes cast at the special meeting of shareholders held May 2, 2006:

1. With respect to the election of four directors by shareholders:

Votes For Votes
Withheld
Willard H. Altman, Jr.
8,450,610
132,267
Eric S. Ende
8,455,857
128,156
A. Robert Pisano
8,449,928
134,084
Lawrence J. Sheehan
8,454,991
129,022

2. With respect to a new Investment Advisory Agreement with Resolute, LLC, to take effect on or about October 1, 2006, a total of 5,913,974 shares voted for, 112,181 shares voted against, and 137,086 shares abstained.